

Mail Stop 3561

December 18, 2017

Kevin P. O'Connell
Chief Executive Officer
RC-1, Inc.
110 Sunrise Center Drive
Thomasville, NC 27360

> **Re: RC-1, Inc.**
> **Amendment No. 1 to**
> **Post-Effective Amendment No. 1 to Form S-1**
> **Filed December 8, 2017**
> **File No. 333-210960**

Dear Mr. O'Connell:

We have reviewed your amended post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 16, 2017 letter.

General

1. We note your response to our prior comment 3 and reissue in part. Please revise the disclosure in the Plan of Distribution section on page 41 to remove the indication that selling stockholders may sell their shares at prevailing market prices or privately negotiated prices, since the price of the shares will be fixed for the duration of the offering.

Kevin P. O'Connell
RC-1, Inc.
December 18, 2017
Page 2

Security Ownership of Certain Beneficial Owners and Management, page 35

2. We note your response to our prior comment 4. Please reconcile your disclosure in the beneficial ownership table that Rick Ware Leasing, LLC owns 16.6% of your outstanding common stock with your response and your disclosure on pages 5 and 19 that it owns 9.57%.

Exhibits, page II-2

3. We note your response to our prior comment 5 and reissue. In light of your disclosure on page F-19 regarding your related party sponsorship agreement and note receivable, please provide your analysis regarding whether such agreements are required to be filed as exhibits to your filing. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K. In addition, please provide your analysis as to whether you are required to provide the information required under Item 404 of Regulation S-K with respect to such agreements.

Exhibit 23.2

4. Please file an updated consent from Pritchett, Siler & Hardy, P.C. In that regard, we note that the consent filed as Exhibit 23.2 is dated October 20, 2017.

Please contact John Stickel at (202) 551-3324 or me at (202) 551-3584 with any questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure